UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        GLAS-AIRE INDUSTRIES GROUP, LTD.
               --------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
               --------------------------------------------------
                         (Title of Class of Securities)


                                    376796108
                                    ---------
                                 (CUSIP Number)

                                ALC HOLDINGS, LLC
                          1050 17th Street, Suite 1700
                             Denver, Colorado 80265
                                 (303) 292-3883
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 3, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information whichwould alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 376796108                                            Page 2 of 5 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                  ALC HOLDINGS, LLC - 20-0200519
                  Grossman Family Limited Partnership
                  Craig Grossman
                  Ingrid Grossman
                  672199 B.C. LTD.
                  Linda Kwan
                  Sigma Management Corporation
                  Rafael Filosof

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY


4    SOURCE OF FUNDS*
                  AFC Holdings, LLC - AF
                  Grossman Family Limited Partnership - AF
                  672199 B.C. LTD. - AF
                  Sigma Management Corporation - AF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  ALC HOLDINGS, LLC - Colorado
                  Grossman Family Limited Partnership - Colorado
                  Craig Grossman  - USA
                  Ingrid Grossman - USA
                  672199 B.C. LTD. - British Columbia
                  Linda Kwan -Canada
                  Sigma Management Corporation - British Columbia
                  Rafael Filosof - Canada

NUMBER OF         7    SOLE VOTING POWER
SHARES                      ALC Holdings, LLC - 1,457,328
BENEFICIALLY                Grossman Family Limited Partnership - 191,189
OWNED BY                    Ingrid Grossman - 191,189
EACH                        Craig Grossman  - 251,431
REPORTING                   672199 B.C. LTD. - 0
PERSON                      Linda Kwan - 16,033
WITH                        Sigma Management Corporation  - 0
                            Rafael Filosof - 0

                  8    SHARED VOTING POWER
                            ALC Holdings, LLC - 1,457,328
                            Grossman Family Limited Partnership - 1,457,328 Craig Grossman - 1,457,328 (1)
                            Ingrid Grossman - 1,457,328
                            672199 B.C. LTD. - 1,457,328
                            Linda Kwan - 1,457,328
                            Sigma Management Corporation  1,457,328
                            Rafael Filosof  - 1,457,328

                  9    SOLE DISPOSITIVE POWER
                            ALC Holdings, LLC - 1,457,328
                            Grossman Family Limited Partnership - 191,189 Ingrid Grossman - 191,189
                            Craig Grossman  - 251,431 (1)
                            672199 B.C. LTD. - 0
                            Linda Kwan - 16,033
                            Sigma Management Corporation  - 0
                            Rafael Filosof - 0

                  10   SHARED DISPOSITIVE POWER
                            ALC Holdings, LLC - 1,457,328
                            Grossman Family Limited Partnership - 1,457,328 Craig Grossman - 1,457,328 (1)
                            Ingrid Grossman - 1,457,328
                            672199 B.C. LTD. - 1,457,328
                            Linda Kwan - 1,457,328
                            Sigma Management Corporation - 1,457,328
                            Rafael Filosof  - 1,457,328

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  ALC Holdings, LLC - 1,457,328
                  Grossman Family Limited Partnership - 1,648,517
                  Ingrid Grossman  - 1,648,517
                  Craig Grossman - 1,708,759 (1)
                  672199 B.C. LTD. - 1,457,328
                  Linda Kwan - 1,473,361
                  Sigma Management Corporation  1,457,328
                  Rafael Filosof  - 1,457,328


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  ALC Holdings, LLC - 52.8%
                  Grossman Family Limited Partnership - 59.7%
                  Craig Grossman  - 60.8% (1)
                  Ingrid Grossman - 59.7%
                  672199 B.C. LTD. - 52.8%
                  Linda Kwan - 53.4%
                  Sigma Management Corporation  52.8%
                  Rafael Filosof  - 52.8%


14   TYPE OF REPORTING PERSON*

                  ALC Holdings, LLC  - CO
                  Grossman Family Limited Partnership - PN
                  Craig Grossman  - IN
                  Ingrid Grossman - IN
                  672199 B.C. LTD. - CO
                  Linda Kwan - IN
                  Sigma Management Corporation  - CO
                  Rafael Filosof  - IN


(1) Mr. Grossman may be deemed to beneficially own the shares of the Grossman Family Limited Partnership because Ingrid Grossman, Mr. Grossman's wife, whom lives in the same household, is the General Partner of the Grossman Family Limited Partnership.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

ITEM 1. SECURITY AND ISSUER.

     Common Stock, $0.01 par value (the "Common Stock"), of Glas-Aire Industries Group Ltd., a Nevada corporation ("Glas-Aire"). The address of the principal executive offices of Glas-Aire is 7791 Alderbridge Way, Richmond, B.C. Canada V6X 2A4.

ITEM 2. IDENTITY AND BACKGROUND.

ALC Holdings, LLC, a Colorado limited liability company

     Business address: 1050 17th Street, Suite 1700, Denver, Colorado 80265. Principle business is a securities holding company, in which the Grossman Family Limited Partnership, 672199 B.C. LTD and Sigma Management Corporation and members and managers.

     During the last five years ALC Holdings, LLC has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Grossman Family Limited Partnership, a Colorado limited partnership

     Address: 2450 52nd St., Delta, B.C., Canada, C4M 2Y4. Principal Business:
Limited Partnership which holds the Grossman family investments, in which Ingrid Grossman in the General Partner.

     During the last five years the Grossman Family Limited Partnership has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ingrid Grossman, an individual

     Residential Address: 2450 52nd St., Delta, B.C., Canada, C4M 2Y4. Ms. Grossman in not employed.

     During the last five years Ms. Grossman has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Citizenship: USA

Craig Grossman, an individual

     Business address: 7791 Alderbridge Way, Richmond, B.C., Canada V6X 2A4. Present principal occupation or employment: President and Chief Executive Officer of Glas-Aire Industries Group, Ltd., a Nevada corporation. Principal business and address of organization in which employment is conducted: 7791 Alderbridge Way, Richmond, B.C., Canada V6X 2A4.

     During the last five years Mr. Grossman has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Citizenship: USA

672199 B.C. LTD., a British Columbia Corporation

     Business Address: 1358 Windsor Ave., Port Coquitlam B.C., Canada, V3B 7A7. Principal Business: A securities holding company, in which Linda Kwan is the President.

     During the last five years 672199 B.C. LTD. has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Linda Kwan, an individual

     Residential Address: 1358 Windsor Ave. Port Coquitlam B.C., Canada, V3B 7A7. Present principal occupation or employment: President of 672199 B.C. LTD. Principal business and address of organization in which employment is conducted:
1358 Windsor Ave. Port Coquitlam B.C., Canada, V3B 7A7.

     During the last five years Ms. Kwan has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Citizenship: Canada

Sigma Management Corporation, a British Columbia Corporation

     Business Address: 711 Derwent Way, Annacis Business Park, New Westminister, B.C., Canada, V3M 5P9. Principal Business: A securities holding company, in which Rafael Filosof is the Chief Executive Officer.

     During the last five years Sigma Management Corporation has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rafael Filosof, an individual

     Residential Address: Business Address: 711 Derwent Way, Annacis Business Park, New Westminister, B.C., Canada, V3M 5P9. Present principal occupation or employment: Chief Executive Officer of Sigma Management Corporation and Acrylco Mfg. Inc. Principal business and address of organization in which employment is conducted: 711 Derwent Way, Annacis Business Park, New Westminister, B.C., Canada, V3M 5P9.

     During the last five years Mr. Filosof has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Citizenship: Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to Stock Purchase Agreements with several shareholders of Glas-Aire Industries Group, Ltd. ("Glas-Aire"), ALC Holdings, LLC, a Colorado limited liability company, through funds provided by ALC Holdings, LLC's members, the Grossman Family Limited Partnership, 672199 B.C. LTD and Sigma Management Corporation purchased 1,457,328 shares of Glas-Aire common stock for the aggregate purchase price of $ 796,957 consisting of cash and promissory notes.

ITEM 4. PURPOSE OF TRANSACTION.

     ALC Holdings, LLC acquired the shares of Glas-Aire common stock to acquire a majority of the outstanding shares of Glas-Aire Industries Group, Ltd. ALC Holdings, LLC intends to grow Glas-Aire's business.

     There are currently no plans or proposals to which relate to Item 4. (a),
(b), (c), (e), (f), (g), (h), (i) or (j).

     (d) ALC Holdings, LLC intends to fill the vacancies created upon the resignation of five directors in connection with the Stock Purchase Agreements in the next month.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) ALC Holdings, LLC, a Colorado limited liability company, through funds provided by ALC Holdings, LLC's members, the Grossman Family Limited Partnership, 672199 B.C. LTD and Sigma Management Corporation purchased 1,457,428 shares of Glas-Aire common stock for the aggregate purchase price of $ 796,957 consisting of cash and promissory notes. The 1,457,428 shares represents approximately 52.8% of the outstanding common stock of Glas-Aire.

(b) For a description of the beneficial ownership of ALC Holdings, LLC's members and each of the member's control persons see Schedule 13d (11) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following agreements relate to the acquisition of control of Glas-Aire Industries Group, Ltd:

     7.1 Agreement between ALC Holdings, LLC and Robert C. Johnson dated September 3, 2003.
     7.2 Agreement between ALC Holdings, LLC and Raymond Gherardini dated September 3, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         ALC Holdings, LLC

September 10, 2003                       /s/ Craig Grossman
                                         ------------------
                                         Craig Grossman, Manager

                                         Grossman Family Limited Partnership

September 10, 2003                       /s/ Ingrid Grossman
                                         -------------------
                                         Ingrid Grossman, General Partner

                                         Ingrid Grossman

September 10, 2003                       /s/ Ingrid Grossman
                                         -------------------
                                         Ingrid Grossman, an individual

                                         Craig Grossman

September 10, 2003                       /s/ Craig Grossman
                                         ------------------
                                         Craig Grossman, an individual

                                         672199 B.C. LTD

September 10, 2003                       /s/ Linda Kwan
                                         --------------
                                         Linda Kwan, President

                                         Linda Kwan

September 10, 2003                       /s/ Linda Kwan
                                         --------------
                                         Linda Kwan, an individual

                                         Sigma Management Corporation

September 10, 2003                       /s/ Rafael Filosof
                                         ------------------
                                         Rafael Filosof, Chief Executive Officer

                                         Rafael Filosof

September 10, 2003                       /s/ Rafael Filosof
                                         ------------------
                                         Rafael Filosof, an individual